Invesco Perpetual Policy on Corporate Governance and Stewardship

Invesco Perpetual
Policy on Corporate Governance and Stewardship
Contents

Page	Section

01	1.	Introduction

01	2.	Scope

02	3.	Responsible voting

02	4.	Voting procedures

03	5.	Dialogue with companies

03	6.	Non-routine resolutions and other topics

04	7.	Evaluation of companies’ environmental, social and governance arrangements (ESG)

04	8.	Disclosure and reporting

05	9.	UK Stewardship Code

07		Appendix 1 — Voting on shares listed outside of the UK, Europe and the US

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1.	Introduction

Invesco Perpetual (IP), a business name of Invesco Asset Management Limited, has adopted a clear and considered policy towards its responsibility as a shareholder on behalf of all investors in portfolios managed by them. As part of this policy, IP will take steps to satisfy itself about the extent to which the companies in which it invests look after shareholder value in their companies and comply with local recommendations and practices, such as the UK Corporate Governance Code issued by the Financial Reporting Council and the U.S. Department of Labor Interpretive Bulletins.

IP has a responsibility to optimise returns to its clients. As a core part of the investment process, IP’s fund managers will endeavour to establish a dialogue with company management to promote company decision making that is in the best interests of shareholders, and is in accordance with good Corporate Governance principles.

Being a major shareholder in a company is more than simply expecting to benefit in its future earnings streams. In IP’s view, it is about helping to provide the capital a company needs to grow, about being actively involved in its strategy, when necessary, and helping to ensure that shareholder interests are always at the forefront of management’s thoughts.

IP primarily defines stewardship as representing the best interests of clients in its fiduciary role as a discretionary asset manager (not asset owner) and as an institutional shareholder, i.e. an organization which pools large sums of money and invest those sums in securities, real property and other investment assets. This is considered more appropriate than undertaking the stewardship of investee companies, which we believe should always remain the responsibility of the directors and executives of those companies. IP may at times seek to influence strategies of investee companies, where appropriate, on behalf of its clients, but IP will never seek to be involved in the day to day running of any investee companies.

IP considers that shareholder activism is fundamental to good Corporate Governance. Although this does not entail intervening in daily management decisions, it does involve supporting general standards for corporate activity and, where necessary, taking the initiative to ensure those standards are met, with a view to protecting and enhancing value for our investors in our portfolios.

Engagement will also be proportionate and will reflect the size of holdings, length of holding period and liquidity of the underlying company shares. This is because in most of IP’s investment jurisdictions, the only effective remedy of last resort available to shareholders, other than liquidating their share ownership, is the removal of directors.
2.	Scope

The scope of this policy covers all portfolios that are managed by the IP investment teams located in Henley on Thames, United Kingdom and specifically excludes portfolios that are managed by other investment teams within the wider Invesco group that have their own voting, corporate governance and stewardship policies. As an example, within IP’s ICVC range the following funds are excluded: IP UK Enhanced Index, IP Hong Kong & China, IP Japanese Smaller Companies, IP Global Balanced Index, IP Global ex-UK Core Equity Index, IP Global ex-UK Enhanced Index and the IP Balanced Risk 6, 8 and 10 funds.

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3.	Responsible voting

One important means of putting shareholder responsibility into practice is via the exercising of voting rights. In deciding whether to vote, IP will take into account such factors as the likely impact of voting on management activity, and where expressed, the preference of clients in portfolios managed by them. As a result of these two factors, IP will tend to vote on all UK, European and US shares but to vote on a more selective basis on other shares. (See Appendix I - Voting on shares listed outside of the UK, Europe and the US).

IP considers that the voting rights attached to its clients’ investments should be actively managed with the same duty of care as that applied to all other aspects of asset administration. As such, voting rights will be exercised on an informed and independent basis, and will not simply be passed back to the company concerned for discretionary voting by the Chairman.

In voting for or against a proposal, IP will have in mind three objectives, as follows:
-	To protect the rights of its clients

-	To minimise the risk of financial or business impropriety within the companies in which its clients are invested, and

-	To protect the long-term value of its clients’ investments.
It is important to note that, when exercising voting rights, the third option of abstention can also be used as a means of expressing dissatisfaction, or lack of support, to a board on any particular issue. Additionally, in the event of a conflict of interest arising between IP and its clients over a specific issue, IP will either abstain or seek instruction from each client.

IP will actively exercise the voting rights represented by the shares it manages on behalf of its clients where it is granted the discretion to do so. In certain circumstances the discretion is retained by the client, where they wish to be responsible for applying their own right to vote.
Note: Share blocking

Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours. IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as the time around a shareholder meeting.
4.	Voting procedures

IP will endeavour to keep under regular review with trustees, depositaries, custodians and third party proxy voting services the practical arrangements for circulating company resolutions and notices of meetings and for exercising votes in accordance with standing or special instructions. Although IP’s proxy voting service will provide research and recommendations for each resolution, each fund manager will cast their vote independently considering their own research and dialogue with company management.

Proxy voting research and services are currently provided by Institutional Shareholder Services (ISS), part of the RiskMetrics Group.

IP will endeavour to review regularly any standing or special instructions on voting and where possible, discuss with company representatives any significant issues.

IP will take into account the implications of stock lending arrangements where this is relevant (that is, when stock is lent to the extent permitted by local regulations, the voting rights attaching to that stock pass to the borrower). However, IP does not currently enter into any stock lending arrangements as it believes the facility does not support active shareholder engagement.

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5.	Dialogue with companies

IP will endeavour, where practicable and in accordance with its investment approach, to enter into a dialogue with companies’ management based on the mutual understanding of objectives. This dialogue is likely to include regular meetings with company representatives to explore any concerns about corporate governance where these may impact on the best interests of clients. In discussion with company boards and senior non-Executive Directors, IP will endeavour to cover any matters of particular relevance to investee company shareholder value.

Those people on the inside of a company, most obviously its executives, know their businesses much more intimately. Therefore, it is usually appropriate to leave strategic matters in their hands. However, if that strategy is not working, or alternatives need exploring, IP will seek to influence the direction of that company where practicable. In IP’s view, this is part of its responsibility to investors, where possible, in shaping strategy. Ultimately the business’ performance will have an impact on the returns generated by IP’s portfolios, whether it is in terms of share price performance or dividends, and IP wants to seek to ensure that the capital IP has invested on behalf of its clients is being used as effectively as possible. In the majority of cases IP is broadly in agreement with the direction of a company that it has invested in, as its initial decision to invest will have taken these factors into account. But these issues demand regular review, which can only be achieved through company meetings.

The building of this relationship facilitates frank and open discussion, and on-going interaction is an integral part of the fund manager’s role. The fact that IP has been a major shareholder in a number of companies for a long time, in particular within its domestic UK portfolios, reflects both the fact that IP’s original investments were based on a joint understanding of where the businesses were going and the ability of the companies’ management to execute that plan. Inevitably there are times when IP’s views diverge from those of the companies’ executives but, where possible, it attempts to work with companies towards a practical solution. However, IP believes that its status as part-owner of companies means that it has both the right and the responsibility to make its views known. The option of selling out of those businesses is always open, but normally IP prefers to push for change, even if this can be a slow process.

Specifically when considering resolutions put to shareholders, IP will pay attention to the companies’ compliance with the relevant local requirements. In addition, when analysing companies’ prospects for future profitability and hence returns to shareholders, IP will take many variables into account, including but not limited to, the following:
-	Nomination and audit committees

-	Remuneration committee and directors’ remuneration

-	Board balance and structure

-	Financial reporting principles

-	Internal control system and annual review of its effectiveness

-	Dividend and Capital Management policies

-	Socially Responsible Investing policies
6.	Non-routine resolutions and other topics

These will be considered on a case-by-case basis and where proposals are put to the vote will require proper explanation and justification by (in most instances) the Board. Examples of such proposals would be all political donations and any proposal made by a shareholder or body of shareholders (typically a pressure group).

Apart from the three fundamental voting objectives set out under ‘Responsible Voting’ above, considerations that IP might apply to non-routine proposals will include:
-	The degree to which the company’s stated position on the issue could affect its reputation and/ or sales, or leave it vulnerable to boycott or selective purchasing

-	Peer group response to the issue in question

-	Whether implementation would achieve the objectives sought in the proposal

-	Whether the matter is best left to the Board’s discretion.

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7.	Evaluation of companies’ environmental, social and governance arrangements

At IP, each fund manager is individually responsible for environmental, social and governance (ESG) matters, rather than utilising ESG professionals or an internal / external discrete team independent from the fund management process. ESG issues are deemed as an essential component of the fund manager’s overall investment responsibilities. Additionally, fund managers may call on the support of the IP Investment Management Operations team on any ESG matter.

As mentioned in Section 5, company meetings are an integral part of IP’s investment research approach and discussions at these meetings include all matters that might affect the share price, including ESG issues.

IP’s research is structured to give it a detailed understanding of a company’s key historical and future, long-term business drivers, such as demand for its products, pricing power, market share trends, cash flow and management strategy. This enables IP’s investment teams to form a holistic opinion of management strategy, the quality of the management, an opinion on a company’s competitive position, its strategic advantages/ disadvantages, and corporate governance arrangements, thus incorporating any inherent ESG issues.

IP will, when evaluating companies’governance arrangements, particularly those relating to board structure and composition, give due weight to all relevant factors brought to its attention.
8.	Disclosure and reporting

Although IP acknowledges initiatives of transparency, it is also very aware of its fiduciary duty and the interests of all investors in portfolios managed by them. As such, IP is very cognisant that disclosure of any meeting specific information may have a detrimental effect in its ability to manage its portfolios and ultimately would not be in the best interests of all clients. Primarily, this is for investor protection and to allow IP’s fund managers to manage their portfolios in the interests of all its clients.

Although IP does not report specific findings of company meetings for external use, it will seek to provide regular illustrations to demonstrate that active engagement is at the heart of its investment process.

For clients with individual mandates, (i.e. not invested in a fund), IP may discuss specific issues where it can share details of a client’s portfolio with that specific client. Occasionally, where IP has expressed strong views to management over matters of governance, those views have gained media attention, but IP will never seek to encourage such debates in the media.

On request from investors, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians provided that:
-	In IP’s view, it does not conflict with the best interests of other investors; and

-	It is understood that IP will not be held accountable for the expression of views within such voting instructions and

-	IP is not giving any assurance nor undertaking nor has any obligation to ensure that such instructions resulted in any votes actually being cast. Records of voting instructions within the immediate preceding three months will not normally be provided for activities within the funds managed by IP
Note:

The record of votes will reflect the voting instruction of the relevant fund manager. This may not be the same as votes actually cast as IP is entirely reliant on third parties complying promptly with such instructions to ensure that such votes are cast correctly. Accordingly, the provision of information relating to an instruction does not mean that a vote was actually cast, just that an instruction was given in accordance with a particular view taken.

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Policy on Corporate Governance and Stewardship
9.	The UK Stewardship Code

The UK Stewardship Code (the Code) issued by the Financial Reporting Council (FRC) aims to enhance the quality of engagement between institutional investors and companies to help improve long-term returns to shareholders and the efficient exercise of governance responsibilities. The Code sets out seven principles, which support good practice on engagement with UK investee companies and to which the FRC believes institutional investors should aspire. The Code is applied on a ‘comply or explain’ approach. IP sets out below how it complies with each principle or details why it chooses not to.
Principle 1
Institutional investors should publicly disclose their policy on how they will discharge their stewardship responsibilities.
IP complies with Principle 1 and publishes the Invesco Perpetual Policy on Corporate Governance and Stewardship, which sets out how it will discharge its stewardship responsibilities, on the ‘About us’ page on its website:

www.invescoperpetual.co.uk

The following is a summary:

IP primarily defines stewardship as representing the best interests of clients in its fiduciary role as a discretionary asset manager (not asset owner) and as an institutional shareholder, i.e. an organization which pools large sums of money and invest those sums in securities, and other investment assets. This is considered more appropriate than undertaking the stewardship of investee companies, which we believe should always remain the responsibility of the directors and executives of those companies. IP may at times seek to influence strategies of investee companies, where appropriate, on behalf of its clients, but IP will never seek to be involved in the day to day running of any investee companies. As a result, in the interests of the beneficiaries of the assets under its management, IP will engage with investee companies on strategy, share value performance, risk, capital structure, governance, culture, remuneration and other significant matters that may be subject to voting in a general meeting and of proportional interest in terms of value discovery in a business.
Principle 2
Institutional investors should have a robust policy on managing conflicts of interest in relation to stewardship and this policy should be publicly disclosed.
IP complies with Principle 2 by meeting its regulatory requirement of having an effective Conflicts of Interest Policy. Any conflicts of interest arising through its stewardship of investee companies will be handled in accordance with that policy.

In respect of stewardship, IP anticipates the opportunity for conflicts arising would be limited, e.g. where it invests in a company that is also a broker (i.e. dealing) of, or client of IP.

This Invesco UK Conflicts of Interest Policy is available on request and covers potential conflicts of interest in relation to stewardship. The Conflicts of Interest Policy defines a conflict of interest as ‘a situation where there is a material risk of damage to the interests of a client arising because of the interests of Invesco and our clients differ and any client and those of another client differ.’ As UK Stewardship is carried out in our clients’ interests, there are limited opportunities for conflicts of interest arising and, where they do, these are managed appropriately.
Principle 3
Institutional investors should monitor their investee companies.
As an active shareholder, IP complies with Principle 3. Through its investment process, fund managers endeavour to establish on a proportionate basis, on-going dialogue with company management and this is likely to include regular meetings. In discussions with company boards and senior non-Executive Directors, IP will explore any concerns about corporate governance where these may impact on the best interests of clients, together with any other matters of particular value to shareholders.

Meeting company boards of investee companies is a core part of IP’s investment process and IP is committed to keeping records of all future key engagement activities. As part of the engagement process IP fund managers may choose to be made insiders (i.e. to be made privy to material, non-public information) to protect and/or enhance investor value. In such circumstances they will follow IP’s regulatory required policy and processes to mitigate against market abuse, principally by systematically blocking any trading in insider securities.

When casting votes on behalf of investors, IP keeps detailed records of all instructions given in good faith to third parties such as trustees, depositories and custodians. Although the rationale for voting in a particular manner is not automatically captured through the voting process, the individually responsible fund manager would be expected to be able to clearly articulate their decision whenever required.

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9.	The UK Stewardship Code
Principle 4
Institutional investors should establish clear guidelines on when and how they will escalate their activities as a method of protecting and enhancing shareholder value.
IP complies with Principle 4 with its fund managers managing corporate governance matters independently being a key part of their investment process to protect and add value on behalf investors. Initially any issues/concerns would be raised by its fund managers through IP’s process of on-going dialogue and company meetings. On occasions that a fund manager believes an issue is significant enough to be escalated, this will be done through IP’s Chief Investment Officer (CIO) and the IP Investment Management Operations team who will ensure the relevant internal resources are made available to support the fund manager in securing the most appropriate outcome for IP’s clients.
Principle 5
Institutional investors should be willing to act collectively with other investors where appropriate.
IP is supportive of collective engagement in cases where objectives between parties are mutually agreeable, there are no conflicts of interest and, as they pertain to the UK market, are not in breach of ‘concert party’ rules. Other shareholders can engage directly with the relevant fund manager or through an investment adviser. Alternatively, enquiries can be directed to any of the below:
-	Stuart Howard — Head of IP Investment Management Operations

-	Dan Baker — IP Investment Management Operations Manager

-	Charles Henderson — UK Equities Business Manager
Principle 6
Institutional investors should have a clear policy on voting and disclosure of voting activity.
As detailed in Section 3, IP is committed to voting on all the UK (together with European and US) stocks it holds for its underlying investors and where it has the full discretion to do so. Whilst comprehensive records of IP’s voting instructions are maintained, IP does not report specifically on its voting activity. Whilst being mindful of its fiduciary duty and the interest of all investors, IP believes that automatic public disclosure of its voting records may have a detrimental effect on its ability to manage its portfolios and ultimately would not be in the best interest of all clients.

On specific requests from clients, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians subject to limitations detailed in Section 8.

IP uses ISS to process its voting decisions and the ABI’s IVIS service for research for UK securities. Its instructions to ISS include a default instruction to vote with management, which is used only on the rare occasion when instructions are not successfully transmitted to ISS. IP will also consider the need to attend and vote at general meetings if issues prevent the casting of proxy votes within required time limits.

IP does not enter into stock lending arrangements which might impact the voting process.
Principle 7
Institutional investors should report periodically on their stewardship and voting activities.
IP complies with Principle 7 through a commitment to provide regular illustrations of its engagement activities and to respond to voting record requests from investors in its portfolios on an individual basis.

Although IP does not report specific findings of company meetings for external use, we will seek to provide illustrations to demonstrate that active engagement is at the heart of its investment process. On request from investors, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians subject to certain limitations outlined in Section 8. Although the rationale for its voting decision is not captured through the voting process, individual fund managers would be expected to articulate their decision whenever required.

IP currently does not obtain an independent opinion on its engagement and voting processes as it believes any value for its clients from such an opinion is outweighed by the costs of obtaining such an opinion. There is also no material demand from clients to provide such an independent assurance.

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Appendix 1
Voting on shares listed outside of the UK, Europe and the US
When deciding whether to exercise the voting rights attached to its clients’ shares listed outside of the UK, Europe and the US, IP will take into consideration a number of factors. These will include the:
-	Likely impact of voting on management activity, versus the cost to the client

-	Portfolio management restrictions (e.g. share blocking) that may result from voting

-	Preferences, where expressed, of clients
Generally, IP will vote on shares listed outside of the UK, Europe and the US by exception only, except where the client or local regulator expressly requires voting on all shares.
Note: Share blocking
Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours. IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as that around a shareholder meeting.

Important information
As at 14 January 2013.
For more information on our funds, please refer to the most up to date relevant fund and share class-specific Key Investor Information Documents, the Supplementary Information Document, the ICVC ISA Key Features and Terms & Conditions, the latest Annual or Interim Short Reports and the latest Prospectus. This information is available using the contact details shown.
Telephone calls may be recorded.
The value of investments and any income will fluctuate (this may partly be the result of exchange rate fluctuations) and investors may not get back the full amount invested.
Where Invesco Perpetual has expressed views and opinions, these may change.
Invesco Perpetual is a business name of Invesco Asset Management Limited. Authorised and regulated by the Financial Services Authority.
Invesco Asset Management Limited
Registered in England 949417
Registered Office: 30 Finsbury Square, London, EC2A 1AG
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